Exhibit (a)(9)

NEWS RELEASE

Media Contact:	Geoffrey Teeter	(650) 467-6800
Investor Contact:	Kathee Littrell	(650) 225-1034

http://www.gene.com

GENENTECH URGES SHAREHOLDERS TO TAKE NO ACTION WITH

RESPECT TO REVISED OFFER FROM ROCHE

Special Committee to Review Offer; Will Make Recommendation to Stockholders Promptly

SOUTH SAN FRANCISCO, Calif. – March 6, 2009 – The Special Committee of the Board of Directors of Genentech, Inc. (NYSE:DNA) today urged Genentech shareholders to take no action at this time with respect to Roche’s revised tender offer to acquire all of the outstanding shares of Genentech stock not owned by Roche at a price of $93 in cash per share. Currently, Roche owns approximately 55.8% of the outstanding shares of Genentech.

The Special Committee intends to take a formal position regarding the revised Roche offer promptly, and will explain in detail its reasons for that position by filing an amended Statement on Schedule 14D-9 with the Securities and Exchange Commission. The Special Committee members are Herbert W. Boyer, Ph.D., Debra L. Reed, and Charles A. Sanders, M.D.

The Special Committee is represented by Goldman, Sachs & Co. and Latham & Watkins LLP. Genentech is represented by Wilson Sonsini Goodrich & Rosati.

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About Genentech

Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

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